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                                                                    EXHIBIT 99.2

                        SUPPLEMENTAL OFFERING MEMORANDUM

                               IFCO SYSTEMS N.V.

         (Euro)200,000,000 SERIES A 10 5/8% SENIOR SUBORDINATED NOTES DUE 2010

This Supplemental Offering Memorandum is supplemental to the Offering Memorandum dated June 6, 2000 (the "Offering Memorandum"). Terms defined in the Offering Memorandum shall bear the same meanings in this Supplemental Offering Memorandum.

The Series A notes were able to be tendered for exchange from and after July ___, 2000, to 5:00 p.m. New York City time, on _____ __, 2000. At the close of business on ______ ___, 2000, an aggregate of (Euro)___________ Series A notes had been tendered in exchange for an equivalent amount of Series B notes.

The Series B notes will be issued under an existing Indenture, dated as of March 8, 2000 (the "Indenture"), and will be represented by one or more notes in registered, global form (the "Global Notes") deposited with the Bank of New York Depositary (nominees) Limited, as common depositary (the "Common Depositary") for Euroclear and Clearstream Banking, societe anonyme, formerly Cedelbank ("Clearstream Luxembourg"), and registered in the name of a nominee of the Common Depositary. The Series B notes will not be eligible for clearance through the Depositary Trust Company. Except in limited circumstances, notes in certificated form will not be issued.

The Series B notes have been accepted for clearance through the facilities of Euroclear and Clearstream Luxembourg, and have been assigned the following ISIN and Common Code numbers, respectively: XS0114577892 and 011457789.


___________ ___, 2000